Exhibit 99.1

UTStarcom Announces Results of Its

2012 Annual General Meeting of Shareholders

Beijing, September 28, 2012/PRNewswire-Asia-FirstCall/ — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of broadband equipment and solutions, today announced the official results of its 2012 Annual General Meeting, held on September 28, 2012 at 1:00 p.m. local time in Beijing, China. The shareholders voted on two proposals and cast their votes as described below:

1.

The shareholders elected Tianruo Pu as a Class I director to serve until the 2013 Annual General Meeting of Shareholders, Hong Liang Lu as a Class III director to serve until the 2015 Annual General Meeting of Shareholders and William Wong as a Class II director to serve until the 2014 Annual General Meeting of Shareholders; and

2.	The shareholders ratified PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ending December 31, 2012.

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of broadband equipment and solutions for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For more information, please contact:

UTStarcom Holdings Corp.
Ms. Jing Ou-Yang
+86-10-8520-5153
jouyang@utstar.com

FTI Consulting, Inc.
Ms. May Shen (Beijing)
+86-10-8591-1951
May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)
+852-3768-4547
Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)
+212-850-5671
Eric.Boyriven@fticonsulting.com